

January 9, 2015

<u>Via Email</u>
Ronald L. Haan
Chief Executive Officer
Macatawa Bank Corportation
10753 Macatawa Drive
Holland, Michigan 49424

  Re: **Macatawa Bank Corporation**
     Form 10-K for Fiscal Year Ended December 31, 2013
     Filed February 20, 2014
     File No. 000-25927

Dear Mr. Haan:

  We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

     Sincerely,

     /s/ John P. Nolan

     John P. Nolan
     Senior Assistant Chief Accountant